BEAUTIFUL GAME, INC.

FINANCIAL STATEMENT

NOVEMBER 30, 2018



CERTIFIED PUBLIC ACCOUNTANTS

BEAUTIFUL GAME, INC.

INDEX TO REPORT

NOVEMBER 30, 2018



HHM
CERTIFIED PUBLIC ACCOUNTANTS
CHATTANOOGA | MEMPHIS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Stockholders
Beautiful Game, Inc.
Chattanooga, Tennessee

We have reviewed the accompanying balance sheet of Beautiful Game, Inc. as of November 30, 2018, and the related notes to the financial statement. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statement as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the balance sheet in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the balance sheet for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying balance sheet in order for it to be in accordance with accounting principles generally accepted in the United States of America.

Chattanooga, Tennessee
January 8, 2019

Henderson Hutcherson & McCullough, PLLC

BEAUTIFUL GAME, INC.

BALANCE SHEET

NOVEMBER 30, 2018

(See Independent Accountant's Review Report)

ASSETS

CURRENT ASSETS

Cash	$	170,912
Accounts receivable		955
Prepaid expenses		25,750
Total current assets		197,617
TOTAL ASSETS	$	197,617

The accompanying notes are an integral part of the financial statement.

BEAUTIFUL GAME, INC.

BALANCE SHEET

NOVEMBER 30, 2018

(See Independent Accountant's Review Report)

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Line of credit	$ 25,000
Accounts payable	75,082
Due to stockholder	15,000
Accrued liabilities	10,443
Total current liabilities	125,525

NONCURRENT LIABILITIES

Deferred revenue	31,666
Total liabilities	157,191

STOCKHOLDERS' EQUITY

Common stock – no par value, 9,433 shares authorized, issued and outstanding	-
Additional paid in capital	313,240
Accumulated deficit	(272,814)
Total stockholder's equity	40,426

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 197,617

The accompanying notes are an integral part of the financial statement.

NOTE 1 – NATURE OF OPERATIONS

Beautiful Game, Inc. (the "Company") was incorporated as a C-corporation as of November 8, 2018 in the state of Tennessee. The Company manages a soccer team that competes in the National Premier Soccer League. The National Premier Soccer League is an American soccer league commonly recognized as being the fourth-tier league in the United States. The Company generates a bulk of its revenues through game ticket sales and team merchandise sales. The accompanying financial statement is presented on the accrual method of accounting, thus reflecting income earned regardless of when received and expenses incurred regardless of when paid.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Contingent Risk Regarding Cash Balances

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

From time to time the Company has on deposit, in institutions whose accounts are insured by the Federal Deposit Insurance Corporation (FDIC), funds that total in excess of the insured maximum. The at-risk amount is subject to significant fluctuations on a daily basis throughout the year. The Company does not believe it is exposed to any significant risk on cash and cash equivalents.

Accounts Receivable

Accounts receivable consist primarily of amounts due from sponsorships. Management considers all trade receivables 30 days past due as delinquent. Interest is not charged on accounts considered delinquent. The Company has evaluated their receivables and does not believe an allowance for doubtful accounts is necessary.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(Continued)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Uncertain Tax Positions

The Company follows the guidance of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740, Income Taxes, Accounting for Uncertainty in Income Taxes. ASC Topic 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, it provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Based on its evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements. The Company's evaluation was performed from inception through November 30, 2018, for U.S. federal income tax and state income tax for Tennessee, the period which remain subject to examination by major tax jurisdictions as of November 30, 2018.

Interest Expense

The Company recognizes interest expense at the earlier of when incurred or when paid, with certain exceptions.

Revenue Recognition

The Company's primary income is from the sale of tickets to sporting events, the sale of merchandise and sponsorship revenue. Revenue from the sale of tickets and merchandise is recognized at the time of sale. Sponsorship revenue is recognized pro-rata over the term of the sponsorship agreement.

Use of Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – LINE OF CREDIT

The Company has a $30,000 line of credit agreement with Atlantic Capital Bank. The line has a stated interest rate of 5.83% and matures in November 2019. The balance on the line of credit as of November 30, 2018 was $25,000.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is subject to various claims that arise in the normal course of business. Management believes that any liability it may incur would not have a material adverse effect on its financial condition or its results of operations.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company has amounts due to a stockholder in the amount of $15,000 as of November 30, 2018.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated events and transactions subsequent to the balance sheet date through the date of the independent accountant's review report (the date the financial statement was available to be issued) for potential recognition or disclosure in the financial statements.